UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 13)

SWANK, INC.

(Name of Issuer)

____________________________Common Stock, $.10 par value per share__________________________
(Title of Class of Securities)

869716308
 (CUSIP Number)

William D. Freedman, Esq., Jenkens & Gilchrist Parker Chapin LLP
405 Lexington Avenue, New York, New York 10174
(212) 704-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2004
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sub-section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sub-section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

SCHEDULE 13D
CUSIP No. 869716308	Page 2 of 12 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The New Swank, Inc. Retirement Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 869716308	Page 3 of 12 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marshall Tulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 741,320
	8	SHARED VOTING POWER 1,784,487
	9	SOLE DISPOSITIVE POWER 741,320
	10	SHARED DISPOSITIVE POWER 216,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 869716308	Page 4 of 12 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Tulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,231
	8	SHARED VOTING POWER 1,784,487
	9	SOLE DISPOSITIVE POWER 234,231
	10	SHARED DISPOSITIVE POWER 216,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,238,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 869716308	Page 5 of 12 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raymond Vise
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,469
	8	SHARED VOTING POWER 1,784,487
	9	SOLE DISPOSITIVE POWER 10,469
	10	SHARED DISPOSITIVE POWER 216,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 13 TO JOINT FILING ON SCHEDULE 13D

OF

THE SWANK, INC. RETIREMENT PLAN TRUST
AND

MARSHALL TULIN, JOHN TULIN AND RAYMOND VISE

WITH RESPECT TO SWANK, INC.

       This filing is Amendment No. 13 to the Statement on Schedule 13D (as amended to date, the "Schedule 13D") filed on behalf of The Swank, Inc. Retirement Plan Trust (the "Retirement Plan Trust") and Marshall Tulin, John Tulin and Raymond Vise with respect to shares of the common stock, $.01 par value per share (the "Common Stock"), of Swank, Inc. (the "Corporation").

        Items 3, 5 and 6 of the Schedule 13D are hereby amended as follows:

        Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby amended by the addition of the following:

        "On April 1, 2004, Marshall Tulin loaned $350,000 (in personal funds) to the Corporation pursuant to the terms of a convertible subordinated promissory note (as amended and restated to date, the "Note"). The Note is expressly subordinate in right of payment to the Corporation's senior debt, has an original maturity of two years and bears interest at an annual rate of 7 percent, payable quarterly. Under certain circumstances, as more fully set forth in the Note, the original maturity date of the Note will be extended to the earlier of December 31, 2009 or the date the Corporation's present senior bank loan facility shall have been terminated and all obligations of the Corporation under the senior bank loan facility shall have been paid in full in cash. Marshall Tulin has the option at any time on and after October 31, 2004 to convert the principal amount of the Note into the number of shares of Common Stock equal to (a) the outstanding principal amount of the Note on the conversion date divided by (b) the quotient of (i) the going concern value of the Corporation (as defined in the Note) divided by (ii) the number of issued and outstanding shares of Common Stock on the conversion date. The number of shares of Common Stock that may be issued under the Note may not exceed 20% of the then issued and outstanding shares of Common Stock on the conversion date. The Corporation, at its option and subject to certain provisions of the Note, may prepay the Note at any time without premium or penalty.

        Assuming a going concern value of the Corporation on September 2, 2004 of $3,479,169 (based on the closing price per share of Common Stock in the over-the-counter market on that date), and that the Note was then convertible, the number of shares of Common Stock into which the Note would be convertible would be 555,556.

        From November 6, 2001, the date of the last amendment to this Schedule 13D to September 2, 2004, the following transactions have occurred with regard to the Retirement Plan Trust:

       The Retirement Plan Trust distributed the following shares of Common Stock to employees of the Corporation upon termination of their respective employment: 2,060 shares on February 25, 2002, 23,902 shares on February 28, 2002, 26,557 on April 12, 2002, 3,512 on May 6, 2002, 3,142 on May 9, 2002, 29,068 on May 9, 2003, 15,318 on June 11, 2003, 11,729 on September 12, 2003 and 4,419 on April 13, 2004.

       In addition, the Retirement Plan Trust distributed the following shares of common stock to employees of the Corporation upon termination of their respective employment and purchased these shares from such employees: 13,191 shares on February 25, 2002, 19,151 shares on March 19, 2002, 30,006 shares on March 28, 2002, 33,610 shares on April 10, 2002, 46,867 shares on April 25, 2002, 24,018 shares on May 9, 2002, 13,896 shares on May 30, 2002, 25,048 shares on June 10, 2002, 23,883 shares on July 19, 2002, 4,508 shares on August 21, 2002, 2,325 shares on September 16, 2002, 5,225 shares on September 17, 2002, 1,924 shares on September 26, 2002, 449 shares on November 5, 2002, 2,337 shares on November 8, 2002, 18,441 shares on November 18, 2002, 5,056 shares on November 20, 2002, 496 shares on November 21, 2002, 2,907 shares on November 25, 2002, 75 shares on November 27, 2002, 5,068 shares on December 2, 2002, 2,348 on December 17, 2002, 880 shares on January 2, 2003, 1,253 on January 3, 2003, 8,212 shares on January 15, 2003, 6,601 shares on January 28, 2003, 12,650 shares on March 11, 2003, 17,729 shares on March 17, 2003, 6,192 shares on March 20, 2003, 926 shares on March 28, 2003, 19,838 shares on April 4, 2003, 24,402 shares on May 9, 2003, 6,792 shares on May 14, 2003, 1,413 shares on May 16, 2003, 6,829 on May 20, 2003, 11,259 on June 10, 2003, 6,094 shares on June 13, 2003, 3,815 shares on July 10, 2003, 80,112 shares on July 29, 2003, 3,638 shares on August 27, 2003, 54,180 shares on August 28, 2003, 5,267 shares on September 18, 2003, 20,645 shares on October 14, 2003, 12,835 shares on October 28, 2003, 185,061 shares on November 14, 2003, 15,608 shares on November 21, 2003, 52,569 shares on December 16, 2003, 20,521 shares on January 23, 2004, 44,754 shares on March 2, 2004, 8,562 on March 22, 2004, 31,011 shares on April 21, 2004, 21,709 shares on May 27, 2004, 28,203 shares on July 27, 2004 and 66,060 shares on August 17, 2004.

       On August 10, 2004, Mr. Vise was granted an option to purchase 1,667 shares of the Common Stock at an exercise price of $.37 pursuant to the 1994 Non-Employee Director Stock Option Plan of the Corporation.

       As described in Item 3 above, at September 2, 2004 Marshall Tulin had the right, within 60 days, to elect to convert the principal amount of the Note into shares of Common Stock.

       Except as provided above, none of the Retirement Plan Trust nor the Retirement Plan Trustees have effected any transactions in Common Stock during the past sixty days."

          Item 5.    Interest in Securities of the Issuer

          Item 5 of the Schedule 13D is hereby amended by the addition of the following:

        "The following table sets forth information as of September 2, 2004 as to the shares of Common Stock beneficially owned by the Retirement Plan Trust and each of the Retirement Plan Trustees:

Name	Amount and Nature of Beneficial Ownership	Percent of Class
The New Swank, Inc. Retirement Plan Trust	3,218,765 (1)(2)	58.3%

Marshall Tulin	2,857,033 (3)(4)	46.4%

John Tulin	2,238,997 (3)(5)	39.5%

Raymond Vise	2,011,842 (3)(6)	36.4%

________________________

(1)    This amount includes 1,217,392 shares of Common Stock allocated to participants' accounts in The New Swank, Inc. Retirement Plan (the "Retirement Plan") and as to which such participants may direct the trustees of the Retirement Plan as to voting on all matters.

(2)    This amount also includes 1,784,487 shares of Common Stock allocated to participants' accounts in the Retirement Plan as to which participants may direct the trustees as to voting only on certain significant corporate events and as to which the trustees may vote on all other matters in their discretion. Shares allocated to such accounts as to which no voting instructions are received are required to be voted in the same proportion as shares allocated to accounts as to which voting instructions are received. This amount also includes 216,886 shares held in accounts under the Retirement Plan as to which participants may direct the trustees as to voting on all matters and may be disposed of in the discretion of the trustees.

(3)    Marshall Tulin, Chairman of the Board and a director of the Company, John A. Tulin, President and a director of the Company and Raymond Vise, a director of the Company, are co-trustees of the Retirement Plan. This amount includes (a) 1,784,487 shares held in accounts as to which the trustees have sole voting power as to certain matters (see footnote 2 above) and (b) 216,886 shares held in accounts under the Retirement Plan which may be disposed of in the discretion of the trustees (see footnote 2 above).

(4)    This amount includes 114,340 shares owned by the estate of Jean Tulin. Mr. Tulin disclaims beneficial ownership of these shares. This amount also includes 75,000 shares which Mr. Tulin has the right to acquire within 60 days through the exercise of stock options granted under the Company's 1998 Equity Incentive Compensation Plan (the "1998 Plan") and 1,372 shares allocated to his accounts under the Retirement Plan. In addition, this amount includes 555,556 shares of Common Stock that Mr. Tulin has the right to acquire within 60 days upon conversion of the Note (as described in Item 3 above, such amount was calculated using the conversion formula in the Note, and assumes that the Note was convertible on September 2, 2004 and that the going concern value of the Corporation on September 2, 2004 was $3,479,169 (based on the closing price per share of Common Stock in the over-the-counter market on that date)).

(5)    This amount includes 1,060 shares owned by Mr. Tulin's wife, 10,000 shares held jointly by Mr. Tulin and his wife, and 2,333 shares held by Mr. Tulin's daughter. Mr. Tulin disclaims beneficial ownership of these shares. This amount also includes 150,000 shares which Mr. Tulin has the right to acquire within 60 days through the exercise of stock options granted under the 1998 Plan and 25,978 shares allocated to his accounts under the Retirement Plan.

(6)    This amount includes 8,334 shares which Mr. Vise has the right to acquire within 60 days through the exercise of stock options granted under the Company's 1994 Non-Employee Director Stock Option Plan."

        Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect Securities of the Issuer.

        Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

        "There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Retirement Plan Trustees and the Retirement Plan Trust or between the Retirement Plan Trust or the Retirement Plan Trustees and any other person with respect to any securities of the Corporation, including but not limited to the transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts, or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies except (a) the Amended and Restated Retirement Plan, (b) the Retirement Plan Trust, (c) an incentive stock option contract dated October 17, 1991 between Marshall Tulin and the Corporation and an incentive stock option contract dated November 6, 2001 between Marshall Tulin and the Corporation, (d) an incentive stock option contract dated October 17, 1991 between John Tulin and the Corporation an incentive stock option contract dated November 6, 2001 between John Tulin and the Corporation, (e) the Note, and (f) non-qualified stock option contracts, dated December 31, 1994, April 20, 1995, July 23, 1996, April 24, 1997, April 23, 1998, April 22, 1999, April 20, 2000, August 23, 2002, August 12, 2003 and August 10, 2004, respectively, between Raymond Vise and the Corporation."

          Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description

1	Amended and Restated Convertible Subordinated Promissory Note of the Corporation in the principal amount of $350,000.

2

Non-Qualified Stock Option dated August 23, 2002 between the Corporation and Raymond Vise (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, File No. 1-05354, is incorporated herein by reference.).

3

Non-Qualified Stock Option dated August 12 2003 between the Corporation and Raymond Vise (Exhibit 10.11.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-05354, is incorporated herein by reference.).

4	Non-Qualified Stock Option dated August 10, 2004 between the Corporation and Raymond Vise.

SIGNATURES

After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    September 9, 2004

/s/ Marshall Tulin

Marshall Tulin

/s/ John Tulin

John Tulin

/s/ Raymond Vise

Raymond Vise

The New Swank, Inc. Retirement Plan Trust

By:	/s/ John Tulin

John Tulin, Trustee

EXHIBIT INDEX

Exhibit No.	Description

1	Amended and Restated Convertible Subordinated Promissory Note of the Corporation in the principal amount of $350,000.

2

Non-Qualified Stock Option dated August 23, 2002 between the Corporation and Raymond Vise (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, File No. 1-05354, is incorporated herein by reference.).

3

Non-Qualified Stock Option dated August 12 2003 between the Corporation and Raymond Vise (Exhibit 10.11.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-05354, is incorporated herein by reference.).

4	Non-Qualified Stock Option dated August 10, 2004 between the Corporation and Raymond Vise.